SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 25, 2018 between
ETF SERIES SOLUTIONS
and
Defiance ETFs, LLC

Fund	Rate
Defiance Quantum ETF	0.40%
Defiance Next Gen Connectivity ETF	0.30%
Defiance Nasdaq Junior Biotechnology ETF	0.45%
Defiance Indxx Junior Semiconductor ETF	0.45%
Defiance NextGen SPAC IPO ETF	0.45%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of July 29, 2020.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

    By: /s/ Michael D. Barolsky
     Name: Michael D. Barolsky
     Title: Vice President

    Defiance ETFs LLC

    By: /s/ Paul Dellaquila
     Name:     Paul Dellaquila
     Title:     President